March 14, 2012

Mr. Russell Mancuso

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	OPTi Inc.
Amendment No. 2 to Preliminary Consent Solicitation Statement on Schedule 14A
Filed March 13, 2012
File No. 000-21422

Dear Mr. Mancuso:

OPTi Inc. (the “Company”) acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Statement. The Company understands that Staff comments, or changes to the Company’s disclosures made in response to Staff comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the Statement. The Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or by any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (650) 213-8550.

Sincerely,

/s/ Michael Mazzoni

Michael Mazzoni

Chief Financial Officer

cc:	James E. Topinka, Esq.
Winston & Strawn LLP